As filed with the Securities and Exchange Commission on ~~February 3~~July 13, 2022
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE ~~"1940~~ "ACT~~"~~")~~,~~ FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) ~~OF THE 1940 ACT,~~THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ~~1940~~ ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ~~1940~~ ACT AND RULE 17d-~~1~~l THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

~~ALPHAALTERNATIVE ASSETS FUND AND~~
~~ALPHA GROWTH MANAGEMENT LLC~~

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:
Emerald Strategic Innovation
Interval Fund Emerald Mutual Fund Advisers Trust

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

~~500 Newport Center Drive, Ste. 680 Newport Beach, California 92660~~Jeremy I. Senderowicz, Esq.
Vedder Price P.C.
1633 Broadway, 31st Floor New York, New York 10019

~~Please direct all communications regarding this Application to: Gobind Sahney~~**WITH A COPY TO:**

~~Alpha Growth Management LLC 500 Newport Center Drive, Ste. 680 Newport Beach, California 92660~~

~~*With copies to:*~~

~~JoAnn M. Strasser Thompson Hine LLP~~

~~41 South High Street, Suite 1700 Columbus~~David Bunstine, President Asset Management Fund 690 Taylor Road, Suite 210 Gahanna, Ohio ~~43215~~43230

This Application (including Exhibits) contains ~~22~~17 pages~~.~~

~~1~~

TABLE OF CONTENTS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

In the Matter of: IN THE MATTER OF:

ALPHA ALTERNATIVE ASSETS FUND) ALPHA GROWTH MANAGEMENT LLC
) EMERALD STRATEGIC INNOVATION INTERVAL FUND

500 Newport Center
Drive, Ste. 680
Newport Beach,
California 92660
949-326-9796

File No. 812-15277

AND

EMERALD MUTUAL FUND
ADVISERS TRUST

Investment Company Act of 1940

File No. [•] EXPEDITED

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE ~~"1940~~ "ACT~~"~~"), FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) ~~OF THE 1940 ACT,~~THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ~~1940~~ ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ~~1940~~ ACT AND RULE 17d-~~1~~l THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

~~2~~

Contents

3

THE PROPOSAL

Alpha Alternative Assets Fund (the "Initial Fund") and Alpha Growth Management LLC (the "Adviser") (together, the "Applicants") The Emerald Strategic Innovation Interval Fund (the "Initial Fund") is a newly organized Delaware statutory trust that is registered under the Act and that will operate as a continuously offered, non-diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. Emerald Mutual Fund Advisers Trust (the "Adviser") will serve as the Initial Fund's investment adviser. The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order of (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting exemptions for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) ; (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, granting for an exemption from Rule 23c-3 under the 1940 Act, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder,1 under the Act to permit the Initial Fund to offer investors issue multiple classes of common shares of beneficial interest ("Shares)1 with varying sales loads and asset- based service and/or distribution and/or service fees and to impose early withdrawal charges, as

~~described more fully in this Application. The~~ with respect to certain classes.

Applicants request that the ~~order~~Order also apply to any ~~other~~continuously offered registered closed-end management investment company that ~~conducts a continuous offering of its shares, existing now or~~has been previously organized or that may be organized in the future~~,~~ for which the Adviser~~, its successors,~~ [2] or any entity controlling, controlled by, or under common control with the Adviser, or ~~its successors~~any successor in interest to any such entity,[1] acts as investment adviser~~,~~ and ~~which~~that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its ~~Shares through tender offers conducted in compliance with either Rule 23c-3 under the 1940 Act or~~shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "~~1934~~Exchange Act"~~)~~ (each~~,~~ a "Future Fund"~~,~~ and~~,~~ together with the Initial Fund, ~~each, a "Fund" and collectively,~~ the "Funds").[3] ~~Additional offerings by any Fund relying on the order may be on a private placement or public offering basis. The Initial Fund and any Future Fund~~ Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that ~~any person~~each entity presently intending to rely on the ~~order~~requested ~~in this Application~~relief is listed as an Applicant.

~~The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end management investment company that is operated as an interval fund. The Initial Fund is classified as a non-diversified investment company under the 1940 Act.~~

~~The Initial Fund's investment objective is current income and long-term capital appreciation. The Shares will be offered on a continuous basis at net asset value ("NAV") per Share. The Initial Fund's initial Registration Statement filed on Form N- 2, which has not yet been declared effective by the Commission, seeks to register two classes of Shares, "Class A Shares" and "Class I Shares," each with its own fee and expense structure. If the Initial Fund's initial Registration Statement is declared effective prior to receipt of the requested relief, the Initial Fund will only offer one class of Shares, Class I Shares (the "Initial Class Shares"), until receipt of the requested relief.~~

~~The Shares will not be offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Shareholders of the Initial Fund will not be able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Initial Fund is an unlisted closed-end fund. In order to provide some liquidity to shareholders, the Initial Fund is structured as an "interval fund" and intends to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements.~~

~~The Initial Fund seeks an order permitting it to offer additional classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of a Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the NAV per Share of the classes may differ over time.~~

~~Under the proposal, the Initial Class Shares would be offered at NAV and would not be subject to a front-end sales load or an annual asset-based service and/or distribution fee. Class A Shares and any new Share class (collectively, the "New Class Shares") would be offered at NAV and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee and/or an early withdrawal charge. The Initial Fund does not currently intend to impose an early withdrawal charge or a repurchase fee, but may do so in the future. Each class of Shares that is offered with a 12b-1 fee will comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority ("FINRA"), as such rule may be amended, or any successor rule thereto ("FINRA Rule 2341")[4] as if it applied to the Fund issuing such Shares. The structure of the proposed classes of Shares is described in detail below under "Statement of Facts — Proposed Class Structure and Characteristics."~~

1As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

2A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

3The terms "control," and "investment adviser" are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

4As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).The Initial Fund has filed an initial registration statement on Form N-2 ("Initial Registration Statement"), on May 10, 2022 (File No. 811-23800) registering shares of beneficial interest of two initial classes of shares, "Class I Shares" and "Class II Shares" under the Act and the Securities Act of 1933 as amended (the "Securities Act"), each with its own fee and expense structure.

4

If this Application for an orderthe requested relief is granted, the NewInitial Fund anticipates making a continuous public offering of its Class II

Shares may or may not be offered.

Additional classes of Shares may be added in the future.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants. *See, e.g., BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Inv. Co. Rel. No. 34320 (Jun. 29, 2021) (Notice) and 34344 (Jul. 26, 2021) (Order), Calamos-Avenue Opportunities Fund and Calamos Avenue Management, LLC, Inv. Co. Rel. No. 34300 (Jun. 14, 2021) (Notice) and 34327 (Jul. 12, 2021) (Order); NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, Inv. Co. Rel. No. 34094 (Nov. 13, 2020) (Notice) and 34132 (Dec. 8, 2020) (Order), First Eagle Credit Opportunities Fund, et al., Inv. Co. Rel. No. 34080 (Oct. 30, 2020) (Notice) and 34216 (Dec. 1, 2020) (Order), Primark Private Equity Investments Fund and Primark Advisors LLC, Inv. Co. Rel. No. 34054 (Oct. 20, 2020) (Notice) and 34098 (Nov. 17, 2020) (Order), 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Inv. Co. Rel. No. 34051 (Oct. 15, 2020) (Notice) and 34091 (Nov. 10, 2020) (Order), GSO Asset Management LLC and Blackstone Private Credit Fund, Inv. Co. Rel. No. 34011 (Sept. 14, 2020) (Notice) and 34044 (Oct. 6, 2020) (Order), Resource Credit Income Fund and Sierra Crest Investment Management LLC, Inv. Co. Rel. No. 34001 (Sept. 2, 2020) (Notice) and 34033 (Sept. 29, 2020) (Order), Owl Rock Capital Corporation II, et al., Inv. Co. Rel. No. 33972 (Aug. 17, 2020) (Notice) and 34012 (Sept. 15, 2020) (Order), Keystone Private Income Fund and Keystone National Group, LLC, Inv. Co. Rel. No. 33917 (July 1, 2020) (Notice) and Inv. Co. Rel. No. 33957 (July 28, 2020) (Order), Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Rel. No. 33896 (June 17, 2020) (Notice) and Inv. Co. Rel. No. 33926 (July 14, 2020) (Order), KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC, Inv. Co. Rel. No. 33840 (Apr. 16, 2020) (Notice) and Inv. Co. Rel. No. 33863 (May 12, 2020) (Order), Converses StepStone Private Markets and StepStone Conversus LLC, Inv. Co. Rel. No. 33815 (Mar. 12, 2020) (Notice) and Inv. Co. Rel. No. 33851 (Apr. 23, 2020) (Order), Prospect Capital Management L.P., et nv. Co. Rel. No. 33800 (Feb. 19, 2020) (Notice) and Inv. Co. Rel. No. 33822 (Mar. 24, 2020) (Order), Goldman Sachs Real Estate Diversified Income Fund, et al, Inv. Co. Rel. No. 33743 (Jan. 9, 2020) (Notice) and Inv. Co. Rel. No. 33797 (Feb. 4, 2020) (Order), CIM Real Assets & Credit Fund, et al., Inv. Co. Rel. No. 33630 (Sept. 23, 2019) (Notice) and Inv. Co. Rel. No. 33659 (Oct. 22, 2019) (Order); Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Inv. Co. Rel. No. 33610 (Aug. 27, 2019) (Notice) and Inv. Co. Rel. No. 33632 (Sept. 24, 2019) (Order); Axonic Alternative Income Fund and Axonic Capital LLC, Inv. Co. Rel. No. 33508 (Jun. 13, 2019) (Notice) and Inv. Co. Rel. No. 33553 (Jul. 15, 2019) (Order); Principal Diversified Select Income Fund, et al., Inv. Co. Rel. No. 33441 (Apr. 8, 2019) (Notice) and Inv. Co. Rel. No. 33466 (May 6, 2019) (Order), American Beacon Sound Point Enhanced Income Fund, et al., Inv. Co. Rel. No. 33393 (Mar. 8, 2019) (Notice) and Inv. Co. Rel. No. 33439 (Apr. 3, 2019) (Order); BlackRock Credit Strategies Fund, et al., Inv. Co. Rel.*

No. 33388 (Mar. 5, 2019) (Notice) and Inv. Co. Rel. No. 33437 (Apr. 2, 2019) (Order); Cliffwater Corporate Lending Fund and Cliffwater LLC, Inv. Co. Rel. No. 33318 (Dec. 6, 2018) (Notice) and Inv. Co. Rel. No. 33365 (Feb. 1, 2019) (Order); Stone Ridge Trust II, et al., Inv. Co. Rel. No. 33315 (Dec. 4, 2018) (Notice) and Inv. Co. Rel. No. 33363 (Feb. 1, 2019) (Order); Destra International & Event-Driven Credit Fund and Destra Capital Advisors LLC, Inv. Co. Rel. No. 33268 (Oct. 11, 2018) (Notice) and Inv. Co. Rel. No. 33293 (Nov. 9, 2018) (Order); Variant Alternative Income Fund and Variant Investments, LLC, Inv. Co. Rel. No. 33242 (Sep. 20, 2018) (Notice) and Inv. Co. Rel. No. 33269 (Oct. 12, 2018) (Order); OFI Carlyle Private Credit Fund and OC Private Capital, LLC, Inv. Co. Rel. No. 33168 (Jul. 24, 2018) (Notice) and Inv. Co. Rel. No. 33204 (Aug. 20, 2018) (Order), Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, LLC, Inv. Co. Rel. No. 33066 (Apr. 5, 2018) (Notice) and Inv. Co. Rel. No. 33089 (May 1, 2018) (Order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order), Sharespost 100 Fund and SP Investments Management, LLC, Inv. Co. Rel. No. 32767 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32798 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund and Union Square Capital Partners, LLC, Inv. Co. Rel. No. 32768 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32799 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Inv. Co. offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of shares, Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares. It is contemplated that the Initial Fund's Class I Shares will be subject to other expenses, but not a distribution and/or service fee or front-end sales charge. The Initial Fund's Class II Shares will be subject to other expenses including a distribution and service fee, but not a front- end sales charge.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 234l(d) (the "FINRA Sales Charge Rule"). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule. Rel. No. 32678 (June 13, 2017) (Notice) and Inv. Co. Rel. No. 32731 (July 11, 2017) (Order).

5

I. STATEMENT OF FACTS

A. ~~The Applicants~~ Emerald Strategic Innovation Interval

The Initial Fund ~~is~~ has filed a ~~newly organized~~ Notification of Registration Filed Pursuant to Section 8(a) of the Act on Form N- 8A and the Initial Registration Statement registering Class I Shares and Class II Shares under the Act and under the Securities Act. The Initial Fund is a Delaware statutory trust ~~registered under the 1940 Act as a closed-end management investment company~~. The Initial Fund is ~~classified as~~ a non-diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the ~~1940~~ Act. The Initial Fund ~~is structured as an "interval fund" and continuously offers its Shares~~'s primary investment objective is to achieve capital appreciation, with a secondary objective of current income. The Fund attempts to achieve its investment objective(s) by pursuing attractive risk-adjusted returns by allocating the portfolio between public equity investments, private equity investments and yield generating investments. The Initial Fund ~~was organized under the laws of the State of Delaware on July 21, 2021~~'s address is c/o, 690 Taylor Rd, Suite 210 Gahanna, Ohio 43230.

If the relief requested herein is granted, the Initial Fund intends to offer Class II Shares pursuant to a continuous public offering as discussed above.

The Initial Fund~~,~~ has adopted a fundamental policy to repurchase a specified percentage of its shares at net asset value on a semi-annual basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.[2] In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the ~~1940~~ Act~~, does not presently intend to, but a Fund (including the Initial Fund in the future)~~ may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with ~~the~~such Fund~~'~~'s periodic repurchase offers, exchange their ~~Shares~~shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the ~~1940~~ Act and continuously offer their shares at ~~NAV~~net asset value, that are in the Fund~~'~~'s group of investment companies (collectively, the ~~"~~"Other Funds~~"~~"). Shares of a Fund operating pursuant to Rule 23c- 3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the ~~1940~~ Act. Any exchange option will comply with Rule ~~11a~~l 1a-3 under the ~~1940~~ Act, as if the Fund ~~was~~were an open-end investment company subject to Rule ~~11a~~l 1a-3. ~~In complying with Rule 11a-3 under the 1940 Act, each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load ("CDSL").⁵~~

B.   Emerald Mutual Fund Advisers Trust

The Adviser~~, established in November 2021,~~ is a Delaware ~~limited liability company and expects to serve as investment adviser to the Initial Fund. The Adviser is~~statutory trust and a registered ~~with the Commission as an~~ investment adviser under the Investment Advisers Act of 1940, as amended (the ~~"~~"Advisers Act~~"~~"). The Adviser ~~expects to engage Haven Asset Management (Interval Funds) LLC, a Delaware limited liability company that is registered with the Commission as an investment adviser under the Advisers Act, to~~will serve as ~~the sub-adviser to~~ the Initial Fund~~.~~

~~B.~~*~~Current Structure and Characteristics~~*
~~As noted above, Shares will be offered on a continuous basis pursuant to a registration statement under the Securities Act at their NAV per Share.~~
~~The Initial Fund, as a closed-end investment company, does not intend to continuously redeem Shares as does an open-end management investment company. Shares of the Initial Fund will not be listed on any securities exchange and will not trade on an over-the-counter system. Furthermore, it is not expected that any secondary market will ever develop for the Shares. In order to provide some liquidity to shareholders, the Initial Fund is structured as an "interval fund" and conducts quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements. Any other Fund that intends to rely on this relief will provide periodic liquidity to shareholders in accordance with either Rule 23c-3 under the 1940 Act or Rule 13e-4 under the 1934 Act.~~
~~C.~~*~~Proposed Class Structure and Characteristics~~*
~~The Initial Fund proposes to engage~~ in a continuous offering of ~~Shares in the manner described below. The Initial Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes, which may have different sales charge structures, may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares.~~

~~5A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution- related charge payable to the distributor as distinguished from a repurchase fee which is payable to a Fund.~~

Initial Class Shares will be offered without a sales load or an asset-based service and/or distribution fee, as set forth in the Initial Fund's prospectus, as amended or supplemented from time to time. The Initial Fund does not currently impose nor does it currently intend to impose an early withdrawal charge or a repurchase fee, but may do so in the future.

If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Unlike a distribution-related charge, the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations. Repurchase fees, if charged, will equally apply to all classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were a registered open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

New Class Shares would be offered at NAV and may be subject to a front-end sales load, an annual asset-based service and/or distribution fee, an early withdrawal charge and/or a repurchase fee, which may differ from those applicable to the Initial Class Shares.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.

To the extent the New Class Shares are subject to an ongoing asset-based service and/or distribution fee (a "Distribution and Servicing Fee"),'s investment adviser pursuant to an investment advisory agreement between the Fund and the Adviser (the "Investment Advisory Agreement"), subject to the approval of the Investment Advisory Agreement by the Initial Fund's Board will adopt a distribution and service plan for the New Class Shares in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a "Distribution and Service Plan"). The Distribution and Service Plan will be approved by a majority of Trustees (the trustees"Board"), including a majority of the trustees who are not ""interested persons" of the Initial Fund (within the meaning of" (as defined in Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the DistributionInitial Fund and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1. Applicants represent that any asset-based Distribution and Servicing Fee will comply withby the Initial Fund's original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of FINRA Rule 2341. Applicants represent that each Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.with respect to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Initial Fund's business affairs and selecting the Initial Fund's investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is 3175 Oregon Pike, Leola, Pennsylvania 17540.
All Distribution and Servicing Fees with respect to any class of Shares would be paid pursuant to a Distribution and Service Plan adopted by the relevant Fund with respect to the class. Under any future Distribution and Service Plan, the Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. A Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and service fees charged will comply with the provisions of FINRA Rule 2341. The Initial Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature

~~introduced in the future by a Fund will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.~~
~~All~~

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2 Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

C.   Other Provisions

From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from Class I Shares and Class II Shares pursuant to and in compliance with Rule l8f-3 under the Act.

Each Fund will allocate all expenses incurred by ~~a Fund will be allocated~~it among ~~its~~the various classes of ~~Shares~~shares based on the ~~respective~~ net assets of ~~the~~that Fund attributable to each such class, except that the ~~NAV~~net asset value and expenses of each class will reflect the expenses associated with the ~~Distribution and Service Plan~~distribution plan of that class (if any), ~~shareholder services~~service fees attributable to ~~a particular~~that class (if any), including transfer agency fees, ~~if any),~~ and any other incremental expenses of that class.

7

~~In addition to distribution and/or service fees, each class of Shares of a Fund may,~~ Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by ~~action of~~ the ~~Fund's Board or its delegate, also pay a different amount of the following expenses:~~
~~(1)administrative and/or accounting or similar fees (each as described in the Fund's prospectus, as amended or supplemented from time to time);~~
~~(2)legal,~~transfer agent as being attributable to that class of shares; (ii) printing and postage expenses ~~related~~relating to preparing and distributing ~~to current shareholders of a specific class~~materials such as shareholder reports, prospectuses, and proxies~~;~~
~~(3)Blue Sky fees incurred by a specific class;~~
~~(4)Commission~~ to current shareholders of that class of shares; (iii) federal registration fees incurred ~~by a specific class;(5)~~with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of ~~a specific~~that class;~~(6)trustees' fees incurred as a result of issues relating to a specific class;~~
~~(7)Auditors' fees, litigation expenses,~~ (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to ~~a specific~~that class~~;~~

~~(8)incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;~~
~~(9)account~~ of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to ~~a specific~~that class~~;(10)~~ of shares; (ix) expenses incurred in connection with ~~any~~ shareholder meetings as a result of issues relating to ~~a specific~~that class of shares; and~~(11)~~ (x) any ~~such~~ other incremental expenses ~~(not including advisory or custodial fees or other expenses related to the management of the Fund's assets) actually incurred in a different amount by a class or related to a class' receipt of services of a different kind or to a different degree than another class. Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above will be charged to the Fund and~~subsequently identified that should be properly allocated to ~~each~~that class of ~~the Fund in a manner~~shares consistent with Rule 18f-3~~(c)(1)~~ under the ~~1940~~ Act.

~~From time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics described above of Initial Class and New Class Shares, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Service Plan as to such class; (2) voting rights with respect to a Distribution and Service Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and NAVs per Share resulting from differences in fees under a Distribution and Service Plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule l8f-3 under the 1940 Act, as if it were an open-end management investment company. A Fund's repurchases will be made~~

~~to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs per Share resulting from differences in fees under a Distribution and Service Plan and/or service plan or in class expenses.~~ Because of the different distribution fees, ~~shareholder services~~service fees~~,~~ and any other class expenses that may be attributable to ~~the different classes~~each class of shares, the net income attributable to, and ~~any~~the dividends payable on, each class of ~~Shares~~shares may differ from each other ~~from time to time~~. As a result, the ~~NAV~~net asset value per ~~Share~~share of the classes may differ ~~over time~~at times. Expenses of a Fund allocated to a particular class of ~~the Fund's Shares~~shares will be borne on a pro rata basis by each outstanding ~~Share~~share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

~~8~~

II.   EXEMPTIONS REQUESTED

A.   The Multi~~ple~~-Class System

Applicants request exemptive relief to the extent that a Fund~~'~~'s issuance and sale of multiple classes of ~~Shares may~~shares might be deemed~~: (1)~~ to result in the issuance of a class of ~~"~~"senior security~~6~~3 within the meaning of Section 18(g) of the ~~1940~~ Act ~~and thus be prohibited by~~that would violate the provisions of Section ~~18~~l 8(a)(2) of the ~~1940~~ Act~~; (2) if more than one class of senior security were issued, to~~, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c~~) of the 1940 Act; and (3) to~~ ~~violate the equal voting provisions of Section 18(i) of the 1940 Act.~~

~~B.~~~~*Early Withdrawal Charge*~~

~~Applicants request exemptive relief from Rule 23c-3(b)(1) under~~of the~~1940~~ Act ~~to the extent that rule is construed to prohibit the imposition of early withdrawal charges by a Fund~~.

B.   ~~C.~~Asset-Based ~~*Sewice anfor*~~ Distribution and/or Service Fees

Applicants request an ~~order~~Order pursuant to Section ~~17~~l7(d) ~~of the 1940 Act~~ and Rule ~~17~~l7d~~-1 thereunder~~l to the extent necessary for a Fund to pay asset-based ~~service and/or~~distribution and/or service fees.

III.   COMMISSION AUTHORITY

Pursuant to Section 6(c) of the ~~1940~~ Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security~~,~~ or transaction, or any class or classes of persons, securities~~,~~ or transactions~~,~~ from any provision or provisions of the ~~1940~~Act or from any rule or regulation under the ~~1940~~Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the ~~1940~~Act.

Section 23(c) of the ~~1940~~ Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) ~~of the 1940 Act~~ provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section ~~17~~l7(d) of the ~~1940~~ Act and Rule ~~17~~l7d~~-1 thereunder~~l under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or ~~other~~joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section ~~17~~l7(d) ~~of the 1940 Act~~and Rule ~~17~~l7d~~-1 thereunder~~l, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies~~,~~ and purposes of the ~~1940~~ Act, and the

extent to which the participation is on a basis different from or less advantageous than that of other participants.

---

3 ~~6~~Section ~~18~~18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. ~~Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.15 and accompanying text.~~

~~9~~

IV. DISCUSSION

A. Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* (~~“~~"*Protecting Investors*~~”~~"), the Commission~~’~~'s Division of ~~Investment~~Investment Management ~~(the “Division”)~~ recognized that the ~~1940~~ Act imposes a rigid classification system that dictates many important regulatory consequences.~~7~~[4] For example, the characterization of a management company as ~~“~~"open-end~~”~~" or ~~“~~"closed-end~~”~~" has historically been crucial to the determination of the degree of liquidity ~~the~~a fund~~’~~'s shareholders will have, and thus the liquidity required of ~~the~~such fund~~’~~'s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes~~ of the open-end and the closed-end forms~~. Open-end funds have offered complete liquidity to their shareholders and thus required ~~a~~ virtually complete liquidity of the underlying ~~investment portfolio~~investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this ~~dual~~bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors,* the ~~Division~~Staff determined that, given the changes in the securities market since 1940 ~~—~~-in particular the emergence of semi- liquid investment opportunities~~—~~- it was appropriate to re- examine the classification system and its regulatory requirements.~~8~~[5]

~~One~~The one exception to the liquid/illiquid dichotomy has been the so~~-~~ called ~~“~~"prime -rate funds.~~”~~" These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3~~ (“Closed-end Tender Offer Funds”)~~.

Protecting Investors recognized that the rigidity of the~~ 1940~~ Act~~’~~'s classification system had become a limitation on sponsors~~’~~' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~9~~[6] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to ~~“~~"chart new territory~~”~~" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~10~~[7] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and ~~repurchase~~repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~11~~[8] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April ~~1993.~~~~12~~1993.[9]

4   SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at

421. 5 *Id.* at 424.

6 *Id.* at 439-40.

7 *Id.* at 424.

8   Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

9   Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-
3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

The prime rate funds were cited in both *Protecting Investors* and the ~~Rule 23c-3~~ Proposing Release as the prototype for the ~~closed-end~~ interval ~~fund~~ concept.~~13~~10 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the ~~initial closed-end interval~~origin of these funds make further innovation appropriate. ~~Moreover, a number of precedents exist~~Ample precedent exists for the implementation of a multi~~ple~~- class system~~, the imposition of early withdrawal charges~~ and the imposition of asset-based ~~service and/or~~ distribution and/or service fees ~~substantially similar to that~~ for which ~~Applicants~~the Funds seek relief. ~~*See*~~Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares and to impose distribution and/or service fees, *e.g.,* Bow River Capital Evergreen Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund ~~*and BNY Mellon Investment Adviser, Inc., Inv. Co. Rel. No. 34320 (Jun. 29, 2021) (Notice) and 34344 (Jul. 26, 2021) (Order)*~~, Calamos-Avenue Opportunities Fund ~~*and Calamos Avenue Management, LLC, Inv. Co. Rel. No. 34300 (Jun. 14, 2021) (Notice) and 34327 (Jul. 12, 2021) (Order); NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, Inv. Co. Rel. No. 34094 (Nov. 13, 2020) (Notice) and 34132 (Dec. 8, 2020) (Order), First Eagle Credit Opportunities Fund, et al., Inv. Co. Rel. No. 34080 (Oct. 30, 2020) (Notice) and 34216 (Dec. 1, 2020) (Order), Primark Private Equity Investments Fund and Primark Advisors LLC, Inv. Co. Rel. No. 34054 (Oct. 20, 2020) (Notice) and 34098 (Nov. 17, 2020) (Order)*~~, KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund ~~*and 361 Infrastructure Partners, LLC, Inv. Co. Rel. No. 34051 (Oct. 15, 2020) (Notice) and 34091 (Nov. 10, 2020) (Order), GSO Asset Management LLC and Blackstone Private Credit Fund, Inv. Co. Rel. No. 34011 (Sept. 14, 2020) (Notice) and 34044 (Oct. 6, 2020) (Order), Resource Credit Income Fund and Sierra Crest Investment Management LLC, Inv. Co. Rel. No. 34001 (Sept. 2, 2020) (Notice) and 34033 (Sept. 29, 2020) (Order), Rrf Rock Capital Corporation II, et al., Inv. Co. Rel. No. 33972 (Aug. 17, 2020) (Notice) and 34012 (Sept. 15, 2020) (Order), Keystone Private Income Fund and Keystone National Group, LLC, Inv. Co. Rel. No. 33917 (July 1, 2020) (Notice) and Inv. Co.*~~

~~*Rel. No. 33957 (July 28, 2020) (Order), Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Rel. No. 33896 (June 17, 2020) (Notice) and Inv. Co. Rel. No. 33926 (July 14, 2020) (Order),*~~ Credit Opportunities Portfolio ~~*and KKR Credit Advisors (US) LLC, Inv. Co. Rel. No. 33840 (Apr. 16, 2020) (Notice) and Inv. Co. Rel. No. 33863 (May 12, 2020) (Order), Converses StepStone Private Markets and StepStone Converses LLC, Inv. Co. Rel. No. 33815 (Mar. 12, 2020) (Notice) and Inv. Co. Rel. No. 33851 (Apr. 23, 2020) (Order), Prospect Capital Management L.P., nv. Co. Rel. No. 33800 (Feb. 19, 2020) (Notice) and Inv. Co. Rel. No. 33822 (Mar. 24, 2020) (Order), Goldman Sachs Real Estate Diversified Income Fund, et al, Inv. Co. Rel. No. 33743 (Jan. 9, 2020) (Notice) and Inv. Co. Rel. No. 33797 (Feb. 4, 2020) (Order),*~~, and CIM Real Assets & Credit Fund, et al.~~*., Inv. Co. Rel. No. 33630 (Sept. 23, 2019) (Notice) and Inv. Co. Rel. No. 33659 (Oct. 22, 2019) (Order); Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Inv. Co. Rel. No. 33610 (Aug. 27, 2019) (Notice) and Inv. Co. Rel. No. 33632 (Sept. 24, 2019) (Order); Axonic Alternative Income Fund and Axonic Capital LLC, Inv. Co. Rel. No. 33508 (Jun. 13, 2019) (Notice) and Inv. Co. Rel. No. 33553 (Jul. 15, 2019) (Order); Principal Diversified Select Income Fund, et al., Inv. Co. Rel. No. 33441 (Apr. 8, 2019) (Notice) and Inv. Co. Rel. No. 33466 (May 6, 2019) (Order); American Beacon Sound Point Enhanced Income Fund, et al., Inv. Co. Rel. No. 33393 (Mar. 8, 2019) (Notice) and Inv. Co. Rel. No. 33439 (Apr. 3, 2019) (Order); BlackRock Credit Strategies Fund, et al., Inv. Co. Rel. No. 33388 (Mar. 5, 2019) (Notice) and Inv. Co. Rel. No. 33437 (Apr. 2, 2019)*~~

(Order); *Cliffw'ater Corporate Lending Fund and Cliffw'ater LLC,* Inv. Co. Rel. No. 33318 (Dec. 6, 2018) (Notice) and Inv. Co. Rel. No. 33365 (Feb. 1, 2019) (Order); *Stone Ridge Trust II, et al.,* Inv. Co. Rel. No. 33315 (Dec. 4, 2018) (Notice) and Inv. Co. Rel. No. 33363 (Feb. 1, 2019) (Order); *Destra International & Event-Driven Credit Fund and Destra Capital Advisors LLC,* Inv. Co. Rel. No. 33268 (Oct. 11, 2018) (Notice) and Inv. Co. Rel. No. 33293 (Nov. 9, 2018) (Order); *Variant Alternative Income Fund and Variant Investments, LLC,* Inv. Co. Rel. No. 33242 (Sep. 20, 2018) (Notice) and Inv. Co. Rel. No. 33269 (Oct. 12, 2018) (Order); *OFI Carlyle Private Credit Fund and OC Private Capital, LLC,* Inv. Co. Rel. No. 33168 (Jul. 24, 2018) (Notice) and Inv. Co. Rel. No. 33204 (Aug. 20, 2018) (Order); *Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, LLC,* Inv. Co. Rel. No. 33066 (Apr. 5, 2018) (Notice) and Inv. Co. Rel. No. 33089 (May 1, 2018) (Order); *Blackstone / GSO Floating Rate Enhanced Income Fund, et al.,* Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order); *Sharespost 100 Fund and SP Investments Management, LLC,* Inv. Co. Rel. No. 32767 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32798 (Aug. 28, 2017) (Order); *USQ Core Real Estate Fund and Union Square Capital Partners, LLC,* Inv. Co. Rel. No. 32768 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32799 (Aug. 28, 2017) (Order); *CION Ares Diversified Credit Fund, et al.,* Inv. Co. Rel. No. 32678 (June 13, 2017) (Notice) and Inv. Co. Rel. No. 32731 (July 11, 2017) (Order).[11]

7 Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.
8 *Id.* at 424.
9 *Id.* at 439-40.

B.   Multiple Classes ~~ofshares~~of Shares - Exemptions from Sections ~~18~~1 8(a)(2), 18(c) and ~~18~~1 8(i) ~~of~~under the ~~1940~~ Act

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of ~~Shares may~~shares might be deemed~~: (1)~~ to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the ~~1940~~ Act ~~and thus be prohibited by~~that would violate the provisions of Section 18(a)(2) of the ~~1940~~Act, violate the equal voting provisions of Section 1 8(i) of the Act~~; (2),~~ and if more than one class of senior security were issued, ~~to~~ violate Section 18(c) of the ~~1940 Act; and (3) to~~ violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).[12] Section ~~13(a).~~[14] ~~Section~~ 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

[11]

A registered closed-end investment company may have only one class of stock that is a senior security. In particular

---

10 *Protecting Investors* at 439-40; Proposing Release at 27.

11   See, e.g., Bow River Capital Evergreen Fund and Bow River Asset Management LLC, Investment Co. Rel. Nos. 34421 (November 19, 2021) (notice) and 34442 (December 15, 2021) (order); BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. Nos. 34320 (June 29, 2021) (notice) and 34344 (July 26, 2021) (order); Calamos-Avenue Opportunities Fund and Calamos Avenue Management, LLC, Investment Co. Rel. Nos. 34300 (June 14, 2021) (notice) and 34327 (July 12, 2021) (order); KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC Investment Co. Rel. Nos. 33840 (April 16, 2020) (notice) and 33863 (May 12, 2020) (order); 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Investment Co. Rel. Nos. 34051 (October 15, 2020) (notice) and 34091 (November I 0, 2020) (order); and CIM Real Assets & Credit Fund, et al, Investment Co. Rel. Nos. 33630 (September 23, 2019) (notice) and 33659 (October 22, 2019) (order).

12   Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company ... shall be voting stock and have equal voting rights with every other outstanding voting stock: *Provided,* That this subsection shall not apply ... to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the ~~1940~~ Act provides that~~:~~

~~[I]t~~ "it shall be unlawful for any registered closed-end investment company ... to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that ~~(1)~~ "any such class of ... stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends ~~.~~"

~~Section 18(i) of the 1940 Act provides that:~~

~~Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.~~

The multi~~ple~~-class system proposed herein ~~(the "Multiple Class System")~~ may result in ~~Shares~~shares of a class having "priority over ~~[another]~~ class as to ~~...~~ payment of dividends" and having unequal voting rights, because under the ~~Multiple Class System~~proposed system (~~1~~i) shareholders of different classes ~~may~~would pay different distribution and/or service fees (and related costs as described above), different ~~shareholder services~~administrative fees~~,~~ and any other incremental expenses ~~(as described above in Section II.C.5)~~ that should be properly allocated to a particular class, and~~(2)~~ (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. ~~Applicants state that the creation of multiple classes of shares of a Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act. Applicants further state that the creation of multiple classes of Shares of the Funds may violate Section 18(a)(2) because the Funds may not meet Section 18(a)(2)'s requirements with respect to a class of Shares that may be a senior security.~~

Applicants believe that the implementation of the ~~Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment~~proposed multi-class system will enhance shareholder options. Under ~~the Multiple Class System~~a multi-class system, an investor ~~will be able to~~can choose the method of purchasing ~~Shares (from among those classes of Shares for which the investor meets the relevant eligibility requirements)~~shares that ~~the investor deems~~is most beneficial~~, based on factors applicable to the investor, such as~~ given the amount of ~~the~~his or her purchase, the length of time the investor expects to hold ~~the Shares,~~his or her shares and other relevant ~~factors~~circumstances. The proposed ~~system~~arrangements would permit a Fund to facilitate both the distribution of ~~Shares~~its securities and provide

investors with a broader choice of shareholder ~~options~~services.

By contrast, if ~~the Adviser and the Distributor~~a Fund were required to ~~sponsor the organization of new,~~organize separate ~~funds rather than new classes~~investment portfolios for each class of ~~Shares~~shares, the ~~creation~~success of the new~~, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of a Fund~~ portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the ~~Multiple Class System, holders~~proposal, owners of each class of ~~Shares~~shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of ~~Shares~~shares than they would be ~~if the classes were separate funds or portfolios~~otherwise. As a Fund grows in volume of assets, ~~it is expected that~~the investors will derive benefits from economies of scale that ~~might~~would not be available at smaller volumes.

~~14Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.~~

~~12~~

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the ~~1940~~ Act~~'~~'s ~~"~~"senior security~~"~~" provisions are satisfied. After having granted numerous exemptive orders (~~"~~"multiple class exemptive orders~~"~~") to open-end ~~management~~ investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,~~ in 1995,~~[13] the Commission adopted Rule 18f-3 under the ~~1940~~ Act in 1995, which now permits open- end funds to maintain or create multiple classes without seeking individual ~~multiple class~~ exemptive orders, as long as certain conditions are met.[14]

---

13 *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

14 *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule l 8f-3, the Commission also amended Rule l 2b- l under the Act to clarify that each class of shares must have separate 12b-l plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

Applicants believe that the proposed ~~Multiple Class System~~closed-end investment company multiple class structure does not raise ~~the~~ concerns underlying Section 18 of the ~~1940~~ Act to any greater degree than open-end investment companies~~'~~' multiple class structures~~ that are permitted by Rule 18f-3 under the 1940 Act. The Multiple Class System~~. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund~~'~~'s assets. In addition, the proposed ~~system~~structure will not increase the speculative character of ~~a~~each Fund~~'~~'s ~~Shares~~shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class ~~of shareholders~~ofshareholders.

Applicants believe that the rationale for, and ~~the~~ conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end ~~investment companies~~funds. Each Fund will comply with the

provisions of Rule ~~18~~l8f-3 as if it were an open- end investment company, including, among others, ~~the rule's~~its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and ~~disclosure~~exchanges and disclosures. In fact, each Fund ~~will~~ in many ways ~~resemble~~resembles an open-end ~~investment company~~fund in its manner of operation and in the distribution of ~~Shares, except for differences related to repurchases~~its shares.

In particular, ~~each Fund proposes to~~the Funds will offer ~~Shares~~their shares continuously at ~~NAV. It is anticipated that differences~~a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in ~~placement/~~distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. ~~While~~Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to ~~numerous~~ similarly-situated closed-end funds.~~[16]~~

[15] ~~See, Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule l8f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b- 1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.~~

~~16 *See, e.g., BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser Inc.*, Inv. Co. Rel. No. 34320 (Jun. 29, 2021) (Notice) and 34344 (Jul. 26, 2021) (Order), *Calamos Avenue Opportunities **Fund** and Calamos Avenue Management, LLC*, Inv. Co. Rel. No. 34300 (Jun. 14, 2021) (Notice) and 34327 (Jul. 12, 2021) (Order), *NB Crossroads Private Markets Access **Fund** LLC **and** Neuberger Berman Investment Advisers LLC,* Inv. Co. Rel. No. 34094 (Nov. 13, 2020) (Notice) and 34132 (Dec. 8, 2020) (Order), *First Eagle Credit Opportunities Fund, et al.*, Inv. Co. Rel. No. 34080 (Oct. 30, 2020) (Notice) and 34216 (Dec. 1, 2020) (Order), *Primark Private Equity Investments Fund and Primark Advisors LLC,* Inv. Co. Rel. No. 34054 (Oct. 20, 2020) (Notice) and 34098 (Nov. 17, 2020) (Order), *361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC,* Inv. Co. Rel. No. 34051 (Oct. 15, 2020) (Notice) and 34091 (Nov. 10, 2020) (Order), *GSO Asset Management LLC and Blackstone Private Credit Fund,* Inv. Co. Rel. No. 34011 (Sept. 14, 2020) (Notice) and 34044 (Oct. 6, 2020) (Order), *Resource Credit Income Fund and Sierra Crest Investment Management LLC,* Inv. Co. Rel. No. 34001 (Sept. 2, 2020) (Notice) and 34033 (Sept. 29, 2020) (Order), *Owl Rock Capital Corporation II, et al.,* Inv. Co. Rel. No. 33972 (Aug. 17, 2020) (Notice) and 34012 (Sept. 15, 2020) (Order), *Keystone Private Income Fund and Keystone National Group, LLC,* Inv. Co. Rel. No. 33917 (July 1, 2020) (Notice) and Inv. Co. Rel. No. 33957 (July 28, 2020) (Order), *Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C.,* Inv. Co. Rel. No. 33896 (June 17, 2020) (Notice) and Inv. Co. Rel. No. 33926 (July 14, 2020) (Order), f *Credit Opportunities Portfolio and KKR Credit Advisors (US)* Inv. Co. Rel. No. 33840 (Apr. 16, 2020) (Notice) and Inv. Co. Rel. No. 33863 (May 12, 2020) (Order), *Conversus StepStone Private Markets and StepStone Converses LLC,* Inv. Co. Rel. No. 33815 (Mar. 12, 2020) (Notice) and Inv. Co. Rel. No. 33851 (Apr. 23, 2020) (Order), *Prospect Capital Management L.P., et al.,* Inv. Co. Rel. No. 33800 (Feb. 19, 2020) (Notice) and Inv. Co. Rel. No. 33822 (Mar. 24, 2020) (Order), *Goldman Sachs Real Estate Diversified Income Fund, et al,* Inv. Co. Rel. No. 33743 (Jan. 9, 2020) (Notice) and Inv. Co. Rel. No. 33797 (Feb. 4, 2020) (Order), *CIM Real Assets & Credit Fund, et al.,* Inv. Co. Rel. No. 33630 (Sept. 23, 2019) (Notice) and Inv. Co. Rel. No. 33659 (Oct. 22, 2019) (Order); *Hartford Schroders Opportunistic Income **Fund** and Hartford Funds Management Company, LLC,* Inv. Co. Rel. No. 33610 (Aug. 27, 2019) (Notice) and Inv. Co. Rel. No. 33632 (Sept. 24, 2019) (Order); *Axonic Alternative Income **Fund** and Axonic Capital LLC,* Inv. Co. Rel. No. 33508 (Jun. 13, 2019) (Notice) and Inv. Co. Rel. No. 33553 (Jul. 15, 2019) (Order); *Principal Diversified*~~

Select Income Fund, et al., Inv. Co. Rel. No. 33441 (Apr. 8, 2019) (Notice) and Inv. Co. Rel. No. 33466 (May 6, 2019) (Order); *American Beacon Sound Point Enhanced Income Fund, et al.,* Inv. Co. Rel. No. 33393 (Mar. 8, 2019) (Notice) and Inv. Co. Rel. No. 33439 (Apr. 3, 2019) (Order); *BlackRock Credit Strategies Fund, et al.,* Inv. Co. Rel. No. 33388 (Mar. 5, 2019) (Notice) and Inv. Co. Rel. No. 33437 (Apr. 2, 2019) (Order); *Cliffwater Corporate Lending Fund and Cliffwater LLC,* Inv. Co. Rel. No. 33318 (Dec. 6, 2018) (Notice) and Inv. Co. Rel. No. 33365 (Feb. 1, 2019) (Order); *Stone Ridge Trust II, et al.,* Inv. Co. Rel. No. 33315 (Dec. 4, 2018) (Notice) and Inv. Co. Rel. No. 33363 (Feb. 1, 2019) (Order); *Destra International & Event-Driven Credit Fund and Destra Capital Advisors LLC,* Inv. Co. Rel. No. 33268 (Oct. 11, 2018) (Notice) and Inv. Co. Rel. No. 33293 (Nov. 9, 2018) (Order); *Variant Alternative Income Fund and Variant Investments, LLC,* Inv. Co. Rel. No. 33242 (Sep. 20, 2018) (Notice) and Inv. Co. Rel. No. 33269(Oct. 12, 2018) (Order); *OFI Carlyle Private Credit Fund and OC Private Capital, LLC,* Inv. Co. Rel. No. 33168 (Jul. 24, 2018) (Notice) and Inv. Co. Rel. No. 33204 (Aug. 20, 2018) (Order); *Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, LLC,* Inv. Co. Rel. No. 33066 (Apr. 5, 2018) (Notice) and Inv. Co. Rel. No. 33089 (May 1, 2018) (Order); *Blackstone / GSO Floating Rate Enhanced Income Fund, et al.,* Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order); *Sharespost 100 Fund and SP Investments Management, LLC,* Inv. Co. Rel. No. 32767 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32798 (Aug. 28, 2017) (Order); *USQ Core Real Estate Fund and Union Square Capital Partners, LLC,* Inv. Co. Rel. No. 32768 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32799 (Aug. 28, 2017) (Order); *CION Ares Diversified Credit Fund, et al.,* Inv. Co. Rel. No. 32678 (June 13, 2017) (Notice) and Inv. Co. Rel. No. 32731 (July 11, 2017) (Order).

13 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of ~~Shares~~shares on those contained in Rule ~~18~~18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner ~~required by Rule 18f-3~~described above is equitable and ~~will~~would not discriminate against any group of shareholders. Each Applicant is ~~also~~ aware of the need for full disclosure of the proposed ~~Multiple Class System~~multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of ~~Shares~~shares offered. ~~Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that each~~Each Fund will ~~disclose~~include in its prospectus disclosure of the fees, expenses and other characteristics of each class of ~~Shares~~shares offered for sale by the prospectus, as is required for open-end~~, multiple~~ multi-class funds under Form N-~~1~~1A. ~~As if it were an~~[16]Applicants also note that the Commission has adopted rule and form amendments to require registered open- end management investment ~~company, each Fund will~~companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports~~17~~[17] and to describe in ~~its prospectus~~their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~18~~[18] Each Fund will include ~~any such~~these disclosures in its shareholder reports and prospectus~~ to the extent required as if the Fund were an open-end fund. Each Fund and the Distributor~~.

---

15 *See* Bow River Capital Evergreen Fund, *supra* note 11; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, *supra* note 11; Calamos-Avenue Opportunities Fund, *supra* note 11; KKR Credit Opportunities Portfolio, *supra* note 11; 361 Social Infrastructure Fund, *supra* note 11; and CIM Real Assets & Credit Fund, *supra* note 11.

16 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

17 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

18 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

Each Fund will ~~also~~ comply with any requirements that ~~may be adopted by~~ the Commission or FINRA ~~regarding~~

disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and

revenue sharing arrangementsmay adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to theeach Fund and the Distributor. [19] Each. In addition, each Fund or the Distributor will contractually require that any other distributor of the Fund''s Sharesshares comply with such requirements in connection with the distribution of Shares of thesuch Fund.

17Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

18Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

19Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).'s shares.

14

Finally, in

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge and private equity funds.[20][19] Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Commission to BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, NB Crossroads Private Markets Access Fund LLC, Keystone Private Income Fund, KKR Credit Opportunities Portfolio, Variant Alterative Income Fund, OFI Carlyle Private Credit Fund, Angel Oak Strategic Credit Fund, Blackstone / GSO Floating Rate Enhanced Income Fund, Sharespost 100 Fund, USQ Core Real Estate Fund and CION Ares Diversified Credit Fund.[2] In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures.

Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

C.*Early Withdrawal Charge*

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at NAV at periodic intervals pursuant to a fundamental policy of the interval fund.

Rule 23c-3(b)

(1) requires an interval fund to repurchase shares at NAV and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief under Section 6(c) and Section 23(c)(3) from this requirement of Rule 23c-3(b)(1) to the extent necessary for each Fund to impose early withdrawal charges, which are distribution-related fees payable to the Distributor, on Shares submitted for repurchase that have been held for less than a specified period. Each Fund may seek to impose early withdrawal charges that are functionally similar to the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. Each Fund would assess early withdrawal charges in much the same way non-interval funds currently assess early withdrawal charges. As more fully described below, these charges will be paid to the Distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of early withdrawal charges would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as a Fund would for its Shares. Any early withdrawal charge imposed by a Fund will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Rule 23c-3 Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at NAV and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.[22] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[23]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of NAV or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Rule 2341, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of early withdrawal charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges.

---

[20] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.

[21] *See supra* note 16.

[22] Rule 23c-3 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: The company shall repurchase the stock for cash at NAV determined on the repurchase pricing date…. The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

[23] Id.

15

With respect to the policy considerations supporting imposition of early withdrawal charges, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[24] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose early withdrawal charges although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at NAV and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Accordingly, early withdrawal charges may be necessary for the Distributor to recover distribution costs. In the case of the Initial Fund's Initial Class Shares, the Distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Rule 23c-3 Proposing Release nor the Rule 23c-3 Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at NAV is to preclude interval funds from imposing early withdrawal charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[25] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)
(ii) of the 1934 Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing early withdrawal charges.[26] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the early withdrawal charges (and any scheduled waivers of the early withdrawal charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Rule 2341 on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Rule 2341 on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[27] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge early withdrawal charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

24 Rule 23c-3 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at NAV.
25 See Rule 23c-3 Proposing Release, Section II.A.7; Rule 23c-3 Adopting Release, Section II.A.7.
26 See Rule 23c-3 Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).
27 See, e.g., BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos Avenue Opportunities Fund, NB Crossroads Private Markets Access Fund LLC, First Eagle Credit Opportunities Fund, Primark Private Equity Investments Fund, 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Resource Credit Income Fund, Keystone Private Income Fund, Hamilton Lane Private Assets Fund, KKR Credit Opportunities Portfolio; Converses StepStone Private Markets; Priority Income Fund; Goldman Sachs Real Estate Diversified

Income Fund, CIM Real Assets & Credit ***Fund;*** *Hartford Schroders Opportunistic Income* ***Fund;*** *Axonic Alternative Income Fund; American Beacon Sound Point Enhanced Income Fund; Principal Diversified Select Income Fund; BlackRock Credit Strategies Fund; Cliffwater Corporate Lending Fund; Stone Ridge Trust II; Destra International & Event-Driven Credit Fund, Variant Alternative Income Fund; OFI Carlyle Private Credit Fund, Angel Oak Strategic Credit Fund; Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Sharespost 100 Fund and SP Investments Management, LLC* and *USQ Core Real Estate Fund and Union Square Capital Partners, supra* note 16.

16

D. ***Waiver of Early Withdrawal Charges***

Each Fund may grant waivers of the early withdrawal charges on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the early withdrawal charge, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up- front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the early withdrawal charge works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[2'] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[29] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[30] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open- end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, early withdrawal charges, subject to appropriate safeguards.similar to the exemptions discussed above granted by the Commission to Bow River Capital Evergreen Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund,

KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund, and CIM Real Assets & Credit Fund.[20] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C. ~~E.~~Asset-Based ~~*Service an*~~for Distribution and/or Service Fees

Applicants ~~also~~ request ~~an order pursuant to~~relief from the provisions of Section 17(d) of the ~~1940~~ Act and Rule 17d-~~1~~l thereunder, to the extent necessary to permit ~~each Fund~~the Funds to impose asset-based ~~service and/or~~ distribution and/or service fees (in a manner ~~similar~~analogous to Rule 12b-1 fees for an open- end investment company). Section 12(b) of the ~~1940~~ Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the ~~1940~~ Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose ~~an asset-based service and/or~~a distribution and/or service fee.[31]

~~28Inv. Co. Act Rel. No. 14390 (February 2, 1985).~~
~~29Id.~~
~~30Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.~~
~~31Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.~~

~~17~~

Section 17(d) of the ~~1940~~ Act prohibits an affiliated person of a registered investment company or an affiliated person of such ~~a~~ person, acting as principal, from ~~participating in or~~effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule ~~17~~l7d-~~1~~l provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application ~~permitting the transaction~~.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company~~'~~'s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the ~~1940~~ Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the ~~1940~~ Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-~~1~~l, it is unlawful for an affiliated person ~~of a registered investment company~~, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company. ~~Each Fund will comply with the~~

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19 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

The protections ~~for open-end investment companies~~ developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its ~~Distribution and Service Plan(s), if any,~~plan with respect to each class of shares as if the Fund were an open- end management investment company.

Therefore, ~~each Fund~~the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing ~~asset-based service and/or~~ distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-~~1~~1,[20] it also adopted Rule ~~17~~17d-3 to provide an exemption from Section 17(d) and Rule 17d-~~1~~1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-~~1~~1. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the ~~1940~~ Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a "joint enterprise" with an affiliated person, and if such arrangements were entered into in compliance with ~~rule~~Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements. ~~33~~21

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe ~~that~~ any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its ~~Shares through asset-based service and/or distribution fees~~shares should be resolved by ~~the~~such Fund's ~~undertakings~~undertaking to comply with the provisions of ~~Rule~~Rules 12b-~~1~~1 and ~~Rule~~ 17d-3 as if those rules applied to closed-end investment companies. Accordingly, ~~Applicants undertake to comply, and undertake that each Fund's asset-based service and/or distribution fees (if any)~~the Funds will comply~~,~~ with ~~the provisions of Rule 12~~Rules 12b-~~1~~1 and ~~Rule~~ 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder *(i.e.,* that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

~~Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSLs, subject to certain conditions. Each Fund may establish one or more classes of Shares that impose CDSLs, and Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The CDSL imposed by any Fund would be in the form of an early withdrawal charge. Each Fund also would make all required disclosures in accordance with the requirements of Form N-IA concerning CDSLs. Applicants further state that, in the event it imposes CDSLs, each Fund will apply the CDSLs (and any waivers or scheduled variations of the CDSLs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.~~

~~32See Bearing of Distribution Expenses by Mutual Funds, Inv. Co. Act Rel. No. 11414 (October 28, 1980).~~
~~33Id. Fed. Sec. L. Rep. (CCH) at 83,733.~~

~~18~~

V. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, ~~11a~~11a-3 under the ~~1940~~ Act, as amended from time to time ~~or replaced~~, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule ~~2341~~, as amended from time to time, as if that rule applied to all closed-end management investment companies.

---

20 *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
21 *id.*

VI.   CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested ~~under Section 6(c)~~ are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the ~~1940~~ Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ~~ensure~~insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants ~~also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants~~ desire that the Commission issue the requested ~~order~~Order pursuant to Rule 0-5 under the ~~1940~~ Act without conducting a hearing.

~~All~~

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[22]

As required by Rule 0-2(c)(l) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application ~~on behalf of the Applicants~~ have been complied with in accordance with the ~~organizational documents~~operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The ~~verifications required by Rule 0-2(d) under~~resolutions of the ~~1940 Act~~Board are attached as Exhibit A to this Application ~~and the resolutions of the Initial Fund are attached as Exhibit B to this Application~~ in accordance with the requirements of Rule 0-2 (c)(1) under the ~~1940 Act~~Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

[Remainder of this page intentionally left blank]

~~19~~

AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(~~e~~f) under the ~~1940~~ Act, ~~Applicant states that all actions necessary~~the Applicants state that their address is c/o 690 Taylor Rd, Suite 210 Gahanna, OH 43230 and 3175 Oregon Pike, Leola, Pennsylvania 17540 and that all written communications regarding this Application should be directed to ~~authorize~~ the ~~execution~~individuals and ~~filing~~addresses indicated on the first page of this Application ~~have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant~~.

*   *   *   *   *

Signature Page Follows

---

22   *See* Bow River Capital Evergreen Fund *supra* note 11; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, *supra* note 11; Calamos-Avenue Opportunities Fund, *supra* note 11; KKR Credit Opportunities Portfolio, *supra* note 11; 361 Social Infrastructure Fund, *supra* note 11; and CIM Real Assets & Credit Fund, *supra* note 11.

ALPHA ALTERNATIVE ASSETS FUND

By: /s/Christopher Shaw Name:Christopher Shaw

Emerald Strategic Innovation Interval Fund

Dated: July 13, 2022

Name/s/ David Bunstine Name: David B

Title: Trustee and President

Dated: July 13, 2022

Date: February 3, 2022

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

ALPHA GROWTH MANAGEMENT LLC

Emerald Mutual Fund Advisers Trust

By: /s/Gobind Sahney Kenneth Mertz Name:Gobind Sahney Kenneth Mertz Title: President & Chief ExecutiveInvestment Officer Date: February 3, 2022

20

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Alpha Alternative Assets Fund, that he is the President and a Trustee of such entity and that all action by officers, trustees, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPHA ALTERNATIVE ASSETS FUND

By: /s/Christopher Shaw_____ Name:Christopher Shaw
Title: Trustee and President Date: February 3, 2022

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Alpha Growth Management LLC, that he is the Chief Executive Officer of such entity and that all action by officers, members, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPHA GROWTH MANAGEMENT LLC

By: /s/Gobind Sahney_____ Name: Gobind Sahney
Title: Chief Executive Officer_____ Date: February 3, 2022

21

EXHIBIT B
I, Alex Marks, Assistant Secretary of Alpha Alternative Assets Fund, a Delaware statutory trust (the "Fund"), having its principal place of business at 1290 Broadway, Suite 1000, Denver, Colorado 80203, do hereby certify that:

Resolutions of the Initial Trustee of Emerald Strategic Innovation Interval Fund

The resolutions attached below are a true and correct copy of the resolutions adopted by the Board of Trustees of the Fund effective as of September 16, 2021.

IN WITNESS WHEREOF, I have hereupon set may hand this 21st day of October, 2021.

/s/Alex Marks Alex Marks, Assistant Secretary

RESOLUTIONS OF THE BOARD OF ALPHA ALTERNATIVE ASSETS FUND

RESOLVED,
that the
application
for
multi-class
exemptive
relief, be
and hereby
is approved

~~application for multi-class exemptive relief with the U.S. Securities and Exchange Commission (the "SEC"), be and hereby is, approved in all respects; and~~

that the officers of Emerald Strategic Innovation Interval Fund (the "Fund") are authorized and directed to request an order from the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940

Act Rul~~ pub~~

that ~~cau and effe adv~~

FURTHER RESOLVED ~~, that each of the officers of the Alpha Alternative Assets Fund (the "Fund") is hereby~~

EXHIBIT B

Verifications of Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust

The undersigned states that he has duly executed the attached application dated July 13, 2022 for and on behalf of **Emerald Strategic Innovation Interval Fund** in his capacity as Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/David Bunstine   Name:David Bunstine Title: Trustee

The undersigned states that he has duly executed the attached application dated July 13, 2022 for and on behalf of **Emerald Mutual Fund Advisers Trust** in his capacity as President & Chief Operating Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

22

By: /s/ Kenneth Mertz Name:Kenneth Mertz Title: President & Chief Investment Officer

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Document 2 ID	file://C:\Users\c_west\OneDrive - Vedder Price P. C\Documents\Emerald\Exemptive Application_Emerald(56450190.4).pdf
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[10] *Id.* at 424.

(ii) Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the "Rule 23c-3 Proposing Release").

(iii) Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the "Rule 23c-3 Adopting Release"). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and permitted periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

(iv) Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.

40-APP/A 1 fp0069965_40appa.htm


File No.

812-15258[•]



As filed with the Securities and Exchange Commission on November 5July 13, 20212022

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c- 3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-l THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.


EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-S-5(d).

_____

In the Matter of:
Bow River Capital Evergreen Fund
Bow River Asset Management LLC

Emerald Strategic Innovation
Interval Fund
Emerald Mutual Fund Advisers Trust

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Joshua BJeremy I. DeringerSenderowicz, Esq.

Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103

Vedder Price P.C.

1633 Broadway, 31st Floor

New York, New York 10019

WITH A COPY TO:

Jeremy Held
Bow River

David Bunstine, President

Asset Management LLC 205 Detroit StreetFund

690 Taylor Road, Suite 800210

Denver, Colorado 80206


Gahanna, Ohio 43230

This Application (including Exhibits) contains 41 17 pages

TABLE OF CONTENTS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF:

BOW RIVER CAPITAL EVERGREEN EMERALD STRATEGIC INNOVATION INTERVAL FUND

AND

BOW RIVER ASSET MANAGEMENT LLC
EMERALD MUTUAL FUND ADVISERS TRUST

Investment Company Act of 1940 File

No. 812-15258 [•]

EXPEDITED REVIEW REQUESTED
UNDER 17 CFR 270.0-5(d).

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-l THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

I.   THE PROPOSAL

Bow River Capital Evergreen The Emerald Strategic Innovation Interval Fund (the "Initial Fund") is a newly organized Delaware statutory trust that is registered under the Act and that will operate as a continuously offered, non-diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. Bow River Asset Management LLC Emerald Mutual Fund Advisers Trust (the "Adviser") will serve as the Initial Fund's investment adviser. The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-l under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[1] acts as investment adviser and that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each, a "Future Fund," and together with the Initial Fund, the "Funds"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

---

[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

3

The Initial Fund ~~has~~ filed an initial registration statement on Form N-2 ("Initial Registration Statement")~~, which was declared effective by the Commission on December 28, 2020~~, on May 10, 2022 (File No. 811-23800) registering shares of beneficial interest of two initial classes of shares, "Class I Shares" and "Class II Shares" under the Act and the Securities Act of 1933 as amended (the "Securities Act"), each with its own fee and expense structure.

If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Class II Shares.

Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of shares, Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares. It is contemplated that the Initial Fund's Class I Shares will be subject to other expenses ~~and an EWC~~, but not a distribution and/or service fee or front-end sales charge. The Initial Fund's Class II Shares will be subject to other expenses including a distribution and service fee ~~and an EWC~~, but not a front-end sales charge.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 234l(d) (the "FINRA Sales Charge Rule"). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II.   STATEMENT OF FACTS

A.   ~~Bow River Capital Evergreen Fund~~Emerald Strategic Innovation Interval

The Initial Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Act on Form N-8A and the Initial Registration Statement registering Class I Shares and Class II Shares under the Act and under the Securities Act. The Initial Fund is a Delaware statutory trust. The Initial Fund is a non-diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act. The Initial Fund's primary investment objective is to ~~generate long-term~~achieve capital appreciation ~~by investing in a broad portfolio of private equity investments that provide attractive risk-adjusted return potential~~, with a secondary objective of current income. The ~~Initial~~ Fund ~~will seek~~attempts to achieve its investment objective ~~through broad exposure to private equity, private credit, and semi-liquid (investments with monthly or quarterly liquidity availability, such as evergreen private equity funds) or listed investments. The principal investments utilized by the Fund are: (i) direct investments (i.e. positions in the equity or debt of operating companies); (ii) secondary purchases (i.e. purchases of existing interests that are acquired on the secondary market) of closed-end private funds managed by third-party managers;~~ ~~(iii)   primary fund commitments (i.e. commitments to new~~(s) by pursuing attractive risk-adjusted returns by allocating the portfolio between public equity investments, private equity~~, private credit, or other private funds); (iv) direct or secondary purchases of liquid credit instruments; (v) other liquid investments (i.e. strategies with a higher liquidity profile than direct investments or investments in funds, including listed private equity and exchange-traded funds; and (vi) short-term~~ investments and yield generating investments~~, including money market funds and short term treasuries~~. The Initial Fund's address is c/o ~~Bow River Asset Management LLC, 205 Detroit Street~~, 690 Taylor Rd, Suite ~~800 Denver, Colorado 80206~~210 Gahanna, Ohio 43230.

4

If the relief requested herein is granted, the Initial Fund intends to offer Class II Shares pursuant to a continuous public offering as discussed above.

The Initial Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at net asset value on a semi-annual basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.[2] In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule l la-3 under the Act, as if the Fund were an open-end investment company subject to Rule l la-3. ~~In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").~~[3]

B.   ~~Bow River Asset Management LLC~~Emerald Mutual Fund Advisers Trust

The Adviser is a ~~Colorado limited liability company~~Delaware statutory trust and a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser will serve as the Initial Fund's investment adviser pursuant to an investment advisory agreement between the Fund and the Adviser (the "Investment Advisory Agreement"), subject to the approval of the Investment Advisory Agreement by the Initial Fund's Board of Trustees (the "Board"), including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund's original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Initial Fund's business affairs and selecting the Initial Fund's investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is ~~205 Detroit Street, Suite 800 Denver, Colorado 80206. The Adviser has entered into an investment consultant agreement on behalf of the Initial Fund with an investment consultant that will assist the Adviser with sourcing, evaluating and selecting investments for the Initial Fund's portfolio. The investment consultant is registered as an investment adviser under the Investment Advisers Act and considered an investment adviser, as defined under Section 2(a)(20) of the Act. Consequently, the investment consultant agreement has been approved by the board of trustees of the Initial Fund, pursuant to Section 15(c) the Act~~3175 Oregon Pike, Leola, Pennsylvania 17540.

---

2   Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

~~3   A CDSL, assessed by an open-end fund pursuant to Rule 6c-lO of the Act, is a distribution-related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long-term shareholders for the expenses related to shorter term investors, in light of the Fund's generally longer-term investment horizons and investment operations.~~

~~5~~

VP7#5643019054

C.   Other Provisions

From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from Class I Shares and Class II Shares pursuant to and in compliance with Rule l 8f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

~~Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder's repurchase proceeds (an "Early Repurchase Fee") if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class.~~

~~6~~

III. EXEMPTIONS REQUESTED

A. The Multi-Class System

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security"~~[4]~~[3] within the meaning of Section ~~1 8~~18(g) of the Act that would violate the provisions of Section l 8(a)(2) of the Act, violate the equal voting provisions of Section ~~1 8~~18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

~~B. Early Withdrawal Charge~~

~~Applicants request exemptive relief from Rule 23c-3(b)(l) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.~~

B. ~~C.~~ Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section l 7(d) and Rule l 7d-l to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section l 7(d) of the Act and Rule l 7d-l under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section l 7(d) and Rule l 7d-~~1~~l, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

~~4~~ 3 Section l 8(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

V. DISCUSSION

A. Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation ("Protecting Investors"),* the Commission's Division ~~ofInvestment~~of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.[~~5~~4] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity a fund's shareholders will have, and thus the liquidity required of such fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors,* the Staff determined that, given the changes in the securities market since 1940 - in particular the emergence of semi-liquid investment opportunities - it was appropriate to re-examine the classification system and its regulatory requirements.[~~6~~5]

The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[~~7~~6] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[~~8~~7] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[~~9~~8] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April ~~1993.[10]~~1993.[9]

[~~5~~4] SEC Staff Report, Protecting Investors: A Half Century ~~ofInvestment~~of Investment Company Regulation 421 (May 1992), at 421.

[~~6~~5] *Id.* at 424.

[~~7~~6] *Id.* at 439-40.

[~~8~~7] *Id.* at 424.

[~~9~~ 8] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[9] ~~10~~Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-
3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

~~8~~

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[~~11~~10] Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi- class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, ~~to impose EWCs~~ and to impose distribution and/or service fees, *e.g.,* Bow River Capital Evergreen Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund, and CIM Real Assets & Credit Fund, et al.[~~12~~11]

B.   Multiple Classes of Shares - Exemptions from Sections l 8(a)(2), 18(c) and l 8(i) under the Act

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section ~~18~~l 8(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).[~~13~~12] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

---

[10] [~~11~~]*Protecting Investors* at 439-40; Proposing Release at 27.

[11] [~~12~~]See, e.g., Bow River Capital Evergreen Fund and Bow River Asset Management LLC, Investment Co. Rel. Nos. 34421 (November 19, 2021) (notice) and 34442 (December 15, 2021) (order); BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. Nos. 34320 (June 29, 2021) (notice) and 34344 (July 26, 2021) (order); Calamos-Avenue Opportunities Fund and Calamos Avenue Management, LLC, Investment Co. Rel. Nos. 34300 (June 14, 2021) (notice) and 34327 (July 12, 2021) (order); KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC Investment Co. Rel. Nos. 33840 (April 16, 2020) (notice) and 33863 (May 12, 2020) (order); 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Investment Co. Rel. Nos. 34051 (October 15, 2020) (notice) and 34091 (November I 0, 2020) (order); and CIM Real Assets & Credit Fund, et al, Investment Co. Rel. Nos. 33630 (September 23, 2019) (notice) and 33659 (October 22, 2019) (order).

[12] [~~13~~]Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

9

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company ... shall be voting stock and have equal voting rights with every other outstanding voting stock: *Provided,* That this subsection shall not apply ... to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that "it shall be unlawful for any registered closed-end investment company ... to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of ... stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends "

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, ~~14~~13 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.~~15~~

14

13 *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

~~15~~14 *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule l 8f-3, the Commission also amended Rule l 2b- l under the Act to clarify that each class of shares must have separate 12b-l plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

VP#5643019064

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of each Fund's shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule l 8f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.¹⁶15 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A 1 A.¹⁷16 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports¹⁸17 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.¹⁹18 Each Fund will include these disclosures in its shareholder reports and prospectus.

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¹⁶15 *See* Bow River Capital Evergreen Fund, *supra* note 11; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, *supra* note ¹²11; Calamos-Avenue Opportunities Fund, *supra* note ¹²11; KKR Credit Opportunities Portfolio, *supra* note ¹²11; 361 Social Infrastructure Fund, *supra* note ¹²11; and CIM Real Assets & Credit Fund, *supra* note ¹²11.

16 ¹⁷In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

17 ¹⁸Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

18 ¹⁹Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[~~20~~19] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Bow River Capital Evergreen Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund, and CIM Real Assets & Credit Fund.[~~21~~20] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

~~C.   Early Withdrawal Charge~~

~~Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.~~

~~Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described~~

~~below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.~~

~~20 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). *See also* Rules 12d1-1, *et seq.* of the Act.~~
~~21 *See* BNY Mellon Alcentra Opportunistic Global Credit Income Fund, *supra* note 12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, *supra* note 12.~~

~~12~~

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(l)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition" of CDSLs.[22] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds,such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[23]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[24] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying **Rule** 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[25] The best price rules under Rule 23c-l(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[26] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(l)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-lA concerning CDSLs as if the Fund were an open-end investment company.

22 Adopting Release. Rule 23c-3(b)(I) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

23 *Id.*

24 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

25 *See* Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

26 *See* Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

13

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FIN RA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[27] In each case, the Commission granted relief from Rule 23c-3(b)(l) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D. Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-l through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[28] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[29] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[30] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open- end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

27 *See* BNY Mellon Alcentra Opportunistic Global Credit Income Fund, *supra* note 12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, *supra* note 12.

28 Investment Co. Act Rel. No. 14390 (February 2, 1985).

29 *Id.*

30   Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

~~Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.~~

C.   ~~E.~~ Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-l thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limit the ability of a closed- end fund to impose a distribution and/or service fee.[31]

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule l 7d-l provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-l, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section ~~17~~17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

---

19 ~~31~~ Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

~~15~~

VP/#56450190v4

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-l,~~[32]~~[20] it also adopted Rule l 7d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as ~~ratsmg~~ raising the applicability of Section ~~l 7~~17(d) and Rule ~~l 7~~17d-3 of the Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.~~[33]~~ [21]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its shares should be resolved by such Fund's undertaking to comply with the provisions of Rules 12b-l and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules l 2b-~~1~~l and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder *(i.e.,* that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, ~~1la~~lla-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

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20 ~~32~~ *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
21 ~~33~~ *id.*

~~16~~

VII.   CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[34][22]

As required by Rule 0-2(c)(l) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(ff) under the Act, the Applicants state that their address is c/o Bow River Asset Management LLC, 205 Detroit Street, Suite 800 Denver, Colorado 80206 and 205 Detroit Street, Suite 800 Denver, Colorado 80206690 Taylor Rd, Suite 210 Gahanna, OH 43230 and 3175 Oregon Pike, Leola, Pennsylvania 17540 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

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[34]

[22]   *See* Bow River Capital Evergreen Fund *supra* note 11; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, *supra* note 1211; Calamos-Avenue Opportunities Fund, *supra* note 1211; KKR Credit Opportunities Portfolio, *supra* note 1211; 361 Social Infrastructure Fund, *supra* note 1211; and CIM Real Assets & Credit Fund, *supra* note 1211.

17

~~Bow River Capital Evergreen~~Emerald Strategic Innovation Interval Fund

Dated: ~~November 5~~July 13, ~~2021~~2022

B
y
:   /s/ Jeremy Held

Dated: ~~November 5~~July 13, ~~2021~~2022

Name/s/
David
Bunstine

Name: ~~Jeremy Held~~ David Bunstine

Title:
Trustee

~~Bow River Asset Management LLC~~

Emerald Mutual Fund Advisers Trust

By:

/s/ ~~Richard C. Wham~~ Kenneth Mertz

Name: ~~Richard C. Wham~~ Kenneth Mertz

EXHIBIT A

Resolutions of the Initial Trustee of ~~Bow River Capital Evergreen~~<u>Emerald Strategic Innovation Interval</u> Fund

RESOLVED,
that the officers of ~~Bow River Capital Evergreen~~<u>Emerald Strategic Innovation Interval</u> Fund (the "Fund") are authorized and directed to request an order from the U.S. Securities and

FURTHER RESOLVED,

EXHIBIT B

EXHIBIT B

**Verifications of ~~Bow River Capital Evergreen~~Emerald Strategic Innovation Interval Fund and
~~Bow River Asset Management LLC~~Emerald Mutual Fund Advisers Trust**

The undersigned states that he has duly executed the attached application dated ~~November 5~~July 13, ~~2021~~2022 for and on behalf of ~~Bow River Capital Evergreen~~Emerald Strategic Innovation Interval **Fund** in his capacity as Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:~~/s/ Jeremy Held Name:Jeremy Held~~
/s/David Bunstine
Name:David Bunstine
Title: Trustee

The undersigned states that he has duly executed the attached application dated ~~November 5~~July 13, ~~2021~~2022 for and on behalf of ~~Bow River Asset Management LLC~~Emerald Mutual Fund Advisers Trust in his capacity as President & Chief Operating Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ ~~Richard C. Wham~~Kenneth Mertz
Name:~~Richard C. Wham~~Kenneth Mertz
Title: President & Chief ~~Operating~~Investment Officer

~~20~~

Document comparison by Workshare 10.0 on Tuesday, July 12, 2022 3:29:03 PM

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Document 1 ID	file://C:\Users\c_west\OneDrive - Vedder Price P. C\Documents\Emerald\PRINT TO PDF 2.docx
Description	PRINT TO PDF 2
Document 2 ID	file://C:\Users\c_west\OneDrive - Vedder Price P. C\Documents\Emerald\Exemptive Application_Emerald(56450190.4).docx
Description	Exemptive Application_Emerald(56450190.4)
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